June 6, 2016

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Stevia First Corp.

Schedule 14C

Filed May 18, 2016

File No. 000-53832

Dear Ms. Howell,

In connection with the letter dated May 18th regarding the Schedule 14C filed on May 18, 2016, we propose to add the following paragraph to the disclosure, in order to provide an explanation of how the majority vote acquired is consistent with Rule 14c-2:

“In early 2016, the Company began discussions with potential new investors regarding financing. As a result of these discussions, it was determined that corporate actions including a change of business name would be appropriate. On May 5, 2016, these changes were approved a written consent of the Company’s Board of Directors, as well as the holders of a majority of the outstanding shares of the Company’s common stock. On the majority shareholder consent, 8.8% of the shares were owned by management, and the remaining shares were owned by 13 non-affiliate shareholders. Each shareholder requested to approve related corporate actions by written majority shareholder consent, primarily in order to facilitate the expedited approval of the corporate actions, and no solicitation was made by the Company for their consent.”

For additional background, the Company first disclosed its discoveries related to cannabinoid pharmaceuticals in a Form 8-K filed on October 26, 2015. The Company’s board at that time began internal discussions regarding a potential shift in the direction of the Company and the concomitant need for additional financing. At a board meeting on April 20, 2016, the board approved a financing that closed on May 4, 2016, and the corporate changes described in the Schedule 14C. In April 2016, Mr. Brooke discussed these events with shareholders, however, no “solicitation” took place as such term is defined under Exchange Act Rule 14a-1. Discussions were held as to whether it would be more efficient to authorize this decision by holding a shareholder meeting or simply having the involved shareholders sign a resolution. At the request of the involved shareholders, for who a meeting would be difficult, and who wished to expedite the approval in order to save time and conserve company funds, the Company prepared a simple shareholder resolution to authorize the change of the Company name and related corporate actions. Pursuant to Exchange Act Rule 14a1(l)(2)(i), the terms “solicit and “solicitation” do not apply to a resolution that was sent to a security holder at their own request.

We also note for Staff consideration that while the definition of a “proxy” under the Exchange Act Rules may be broad enough to cover similar shareholder resolutions, the document provided to the Company’s shareholders was not the type of “consent” contemplated by Section 14a of the Exchange Act (as is required by the Exchange Act Rules definition of a “proxy”). Specifically, it was not a consent to vote a security in the future, but was instead a resolution that permitted the shareholder to vote their own securities, without any input from a third party.

We also call the Staff’s attention to its Manual of Publicly Available Telephone Interpretations, Section N.11. Rule 14a-6(a):

The caller raised the question as to whether a preliminary proxy statement need be filed in connection with a proposed corporate name change to be submitted for shareholder approval at the issuer's annual meeting, along with a shareholder proposal and the election of directors. While the latter two items fall within one of five Rule 14a-6(a) exclusions from the preliminary proxy filing requirement, a change in the issuer's name to delete the surname of a long-dead founder that bore no relation to a change in the present membership of the board of directors would not appear to qualify for exclusion under the literal reading of the rule.

As set forth in Exchange Act Rel. No. 25217 (Dec. 21, 1987), the underlying purpose of these exclusions is "to relieve registrants and the Commission of unnecessary administrative burdens and processing costs associated with the filing the processing of proxy material that is currently subject to selective review in preliminary form." Consistent with this purpose and the reason for the name change proposal, the Division staff advised the requestor that a preliminary proxy filing relating to the planned name change was not required.

The instant facts are quite similar to the above. The Company is changing its name, which in many jurisdictions does not require shareholder approval. It also is modifying a company incentive plan, which falls squarely within the exclusions of Rule 14a-6(a). Therefore, we believe the requirement to file a preliminary proxy statement would be inconsistent with the purpose of “relieving registrants and the Commission of unnecessary administrative burdens and processing costs . . . ” The primary purpose of informing shareholders whose consent was not received of the corporate actions has already been served. Even if the Staff disagrees with our analysis that the shareholder resolution was neither a proxy nor a solicitation, then we believe that to require the Company to file an additional information statement to be inconsistent with Commission policy as set forth above.

In connection with the responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Robert Brooke
Name: Robert Brooke
Title: Chief Executive Officer